Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

SGOCO International (HK) Limited	Hong Kong

Beijing SGOCO Image Technology Co., Ltd.	People’s Republic of China

SGO Corporation.	Delaware, USA

SGOCO (Shenzhen) Technology Co., Ltd.	People’s Republic of China